SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AMGEN INC.

(Name of Subject Company (Issuer))

AMGEN INC.

(Name of Filing Person (Issuer))

Liquid Yield Option Notes due 2032 (Zero Coupon—Senior)

(Title of Class of Securities)

031162 AC4 and 031162 AE0

(CUSIP Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel

and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of filing person)

with copy to: Tracy Edmonson, Esq. Brian Cartwright, Esq. Latham & Watkins LLP 505 Montgomery Street, Suite 1900 San Francisco, CA 94111-2562 (415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*: $2,917,472,061	Amount of Filing Fee** $343,386

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “LYONs”), as described herein, is $738.68 per $1,000 principal amount at maturity outstanding. As of January 31, 2005, there was $3,949,575,000 in aggregate principal amount at maturity of LYONs outstanding, resulting in an aggregate maximum purchase price of $2,917,472,061.

**	Previously paid.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO-I”) filed by Amgen Inc., (the “Company”), on January 31, 2005. This amendment relates to the right of each holder (the “Holder”) of the Liquid Yield Option Notes due 2032 (the “LYONs”) to sell, and the obligation of the Company to purchase, the LYONs, as set forth in the Company Notice, dated January 31, 2005 (the “Company Notice”), and the related notice materials previously filed as exhibits to the Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). This Amendment amends and supplements the Schedule TO-I as set forth below.

This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Items 1	through 9.

Items 1 through 9 of the Schedule TO-I, which incorporate by reference the information contained in the Put Option, are amended and supplemented as provided in the revised Company Notice filed herewith.

Item 12.	Exhibits.

(a)(1)(A)	Revised Company Notice to Holders of Liquid Yield Option Notes due 2032, dated January 31, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMGEN INC.

By:	/s/ Richard D. Nanula
Name:	Richard D. Nanula
Title:	Executive Vice President and Chief Financial Officer

Dated: February 14, 2005

EXHIBIT INDEX

(a	)(1)(A)	Revised Company Notice to Holders of Liquid Yield Option Notes due 2032, dated January 31, 2005.

(a	)(1)(B)*	Form of Substitute Form W-9.

(a	)(5)*	Press release issued by the Company on January 31, 2005.

(b	)	Not applicable.

(d	)*	Indenture, dated as of March 1, 2002, between the Company, as issuer, and LaSalle Bank National Association, as Trustee, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2002.

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed.